SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/ME No. 06.164.253/0001-87

NIRE 35.300.314.441

Publicly Held Company

Disclosure of the detailed final voting map for the

Extraordinary Shareholders’ Meeting held on July 4th, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A. (“Company”), pursuant to article 48, §6º, II of CVM Resolution No. 81, from March 29th, 2022, hereby discloses to its shareholders and to the market in general the detailed final voting map, with the votes exercised by the Company’s shareholders regarding the matter submitted to the resolution of the Company’s Extraordinary Shareholders’ Meeting, held on July 4th, 2022 (“ESM”), with detailed indications of approval, rejection and abstention issued by the voting shares in the matter on the agenda of the ESM. In this sense, the detailed final voting map is attached as Appendix A to this disclosure.

São Paulo, July 04th, 2022.

Richard Freeman Lark Jr.

Vice Chief Financial Officer and Investors Relations Executive Officer

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/ME No. 06.164.253/0001-87

NIRE 35.300.314.441

Publicly Held Company

Appendix A

Detailed Final Voting Map

of the Extraordinary Shareholders’ Meeting held on July 4th, 2022

(Pursuant to article 48, §6º, II of CVM Resolution No. 81, from March 29th, 2022)

Resolution Number	Matter
1.	Deliberate upon the election of one (1) new member to the Company’s Board of Directors, pursuant to the terms of the Management’s Proposal of the Company.

Number of voting shares held by the shareholders present	2.863.682.675

Resolution Number	CNPJ or CPF (first 5 digits)	Number of Shares	Agenda
			1
1.	21409	2,863,682,150	APPROVE
2.	41794	175	APPROVE
3.	44360	140	APPROVE
4.	08486	105	APPROVE
5.	54698	105	APPROVE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 5, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer